Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements (Forms S-8 No. 333-265182 and No. 333-258867) both pertaining to the 2020 Omnibus Incentive Plan of Skillsoft Corp. of our report dated April 15, 2022 (except for the presentation of discontinued operations for the SumTotal business as described in Note 6 and for subsequent events as described in Note 26, as to which the date is December 2, 2022), with respect to the consolidated financial statements of Skillsoft Corp., Software Luxembourg Holding S.A., and Pointwell Limited included in this Current Report on Form 8-K.

/s/ Ernst & Young LLP

Boston, Massachusetts

December 2, 2022